Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 5th October 2007

Roche's Investor and Analyst Briefing on our Hepatitis Franchise at AASLD
Monday, 5th November, 2007

We are pleased to invite you to Roche's Analyst Briefing at the Annual Meeting of the American Association for the Study of the Liver Diseases (AASLD) in Boston. At this event we will provide an update of Roche's strategy in Hepatitis, our current products performance, along with an overview of our clinical trial program and promising pipeline candidates.

Following the briefing we would like to invite you to join us for a light dinner and informal discussion on our Hepatitis franchise and our overall business.

Event Date:	Monday, 5th November, 2007
Briefing commences:	18:30 - 20:00 EDT (Boston) 00:30 - 02:00 CET (Zurich) 23:30 - 01:00 GMT (London)
Apéro and Dinner:	20:00 EDT
Location:	Hotel Westin Copley Place Boston Meeting Room "Great Republic, 7th floor" 10 Huntington Avenue, Boston

Concurrent conference call: Dial in to the conference 10-15 min prior to the scheduled start using the following numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+1 (1) 866 291 41 66 (USA Toll Free)
+44 (0) 207 107 06 11 (UK)

F. Hoffmann-La Roche Ltd CH-4070 Basel Investor Relations email: investor.relations@roche.com Tel. +41-(0)61-688 88 80 Fax +41-(0)61-691 00 14

Presentation slides will be posted on the Roche IR website http://ir.roche.com.
Alternatively a live audio webcast can be accessed via http://ir.roche.com.

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access by dialing:

+41 91 612 43 30 (Europe and ROW) or
+44 207 108 62 33 (UK)
+1 (1) 866 416 25 58 (USA)
Enter the ID 338 followed by the # sign.

A replay of the webcast will be available on demand at http://ir.roche.com.

We look forward to welcoming you at this event.

Best regards,
Karl Mahler
Head of Investor Relations

###

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 1300
e-mail: carla_christine.bedard@roche.com

Dr. Nicolas Dunant
Phone: +41 (0)61 687 0517
e-mail: nicolas.dunant@roche.com

North American investors please contact:
Thomas Kudsk Larsen
Phone: +1 973 235 36 55
Mobile phone: +1 973 393 53 15
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:
International: +41 (0)61 688 88 80
North America: +1 973 562 22 33
e-mail: investor.relations@roche.com

Roche

Registration Form

Roche Analyst Briefing AASLD

November 5, 2007 – Boston, USA

FROM: ______________________________
(Name)

____
(Company)

____
(Address)

____
(City & Post Code)

____
(E-mail)

☐ buy-side analyst ☐ sell-side analyst

☐ fund manager ☐ other (please specify) ______________

Would you kindly indicate your response in the appropriate space below:

☐ I will attend the event at the Hotel Westin Copley Place in Boston on November 5th

☐ I am unable to participate in this event

☐ I will attend the dinner at the Turner Fisheries Restaurant at Hotel Westin Copley Place

Please return this completed form by fax on +41 61 691 00 14
or via email: investor.relations@roche.com.

Thank you.

END